UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

 SPECIALIZED DISCLOSURE REPORT

  VOCERA COMMUNICATIONS, INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware	001-35469	94-3354663
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

525 Race Street, San Jose, California	95126
(Address of Principal Executive Offices)	(Zip Code)
Doug Carlen
(408) 882-5100
(Name and telephone number, including area code, of the person to contact in connection with this report.)
Not Applicable
(Former Name or Former Address, if Changed Since Last Report)
 Check the appropriate box below to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period January 1 to December 31, 2018.

Item 1.01. Conflict Minerals Disclosure and Report
Conflict Minerals Disclosure
A copy of the Conflict Minerals Report of Vocera Communications, Inc. (“Vocera”) for the reporting period January 1 to December 31, 2018 is filed as Exhibit 1.01 to this specialized disclosure report on Form SD and is also available on Vocera’s website at www.Vocera.com/corporate-responsibility.

Item 1.02. Exhibit
Vocera has filed, as an exhibit to this Form SD, a Conflict Minerals Report as required by Item 1.01 of this Form.

Item 2.01. Exhibit

Exhibit Number	Exhibit Title

1.01	Vocera Communications, Inc. Conflict Minerals Report for the reporting period January 1 to December 31, 2018.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

VOCERA COMMUNICATIONS, INC.

Dated: May 22, 2019	By:	/s/ Doug Carlen
	Name:	Doug Carlen
	Title:	General Counsel and Corporate Secretary